Exhibit 99.1

Sale of Cenovus’s Marten Hills oil assets to Headwater Exploration closes

Calgary, Alberta (December 2, 2020) – Cenovus Energy Inc. (TSX:CVE) (NYSE:CVE) and Headwater Exploration Inc. (TSX:HWX) are pleased to announce the closing of the acquisition by Headwater of Cenovus's assets in the Marten Hills area of Alberta. Pursuant to the transaction, Headwater acquired a 100% working interest in approximately 2,800 barrels per day of medium gravity oil production and 270 net sections of Clearwater rights.

The total consideration paid by Headwater to Cenovus for the transaction consists of:

•	$35 million in cash;
•	50 million common shares of Headwater; and
•	15 million purchase warrants exercisable at $2.00 per common share with a three-year term.

Concurrent with closing the transaction, Kam Sandhar, Cenovus's Senior Vice-President, Conventional, and Sarah Walters, Cenovus's Senior Vice-President, Corporate Services, were appointed to the Board of Directors of Headwater.

"With the strong support received from Cenovus, the Headwater team has been able to prepare for an active 2021 development program. The unique high-return assets acquired will provide the catalyst for the next stage of our corporate evolution," said Neil Roszell, Headwater's Chairman and Chief Executive Officer. "With Cenovus as a strategic investor and Kam and Sarah adding to the skills and experience of our already strong Board, we are well-positioned for success as a premier publicly traded oil and gas producer focused on asset quality, corporate level returns and sustainability while maintaining a pristine balance sheet."

“We look forward to working with Headwater’s highly respected management team as they begin to develop these top-quality oil assets at Marten Hills,” said Sandhar. “This is a unique opportunity to get capital and expertise to work right away on a promising portfolio that was unlikely to receive near-term funding from Cenovus, and we believe the closing of this transaction will provide compelling long-term value for Cenovus shareholders.”

As a result of the transaction, Cenovus owns, through Cenovus Marten Hills Partnership, 50 million Headwater shares representing 25.6% of the company’s issued and outstanding common shares. Including the common shares issuable if the warrants are fully exercised, Cenovus would own 65 million Headwater shares representing 30.9% of the company’s issued and outstanding shares.

Cenovus has filed Form 62-103F1 Required Disclosure Under the Early Warning Requirements, as a result of the transaction, a copy of which can be obtained on Headwater’s SEDAR profile at sedar.com or by contacting Cenovus’s Corporate Secretary at 225 6 Ave SW, PO Box 766, Calgary, Alberta, Canada T2P 0M5 or by telephone at (403) 766-2000.

In connection with the completion of the transaction, Cenovus and Headwater entered into an Investor Agreement which gives Cenovus the right to appoint two nominees to the Board of Directors of Headwater if Cenovus, together with its affiliates, owns 20% or more of the outstanding common shares, or one nominee if it, together with its affiliates, owns 10% or more but less than 20% of Headwater’s outstanding common shares.

The Investor Agreement also gives Cenovus the right to participate pro-rata in future offerings of common shares or securities of Headwater which are convertible, exchangeable or exercisable into common shares, subject to Cenovus owning or controlling, either directly or indirectly, at least 20% of the issued and outstanding common shares at the time of such offering.

In accordance with the terms of the Investor Agreement, Cenovus also agreed to vote, or cause to be voted, all of the common shares held by it and its affiliates for or otherwise abstain from voting in respect of any management proposal set forth in the management forms of proxy prepared in respect of any meeting of shareholders of Headwater.

Forward Looking Statements Advisory

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking information") within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus's and Headwater's current expectations, estimates and projections about the future, based on certain assumptions made by both companies in light of past experience and perception of historical trends. Although Cenovus and Headwater believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Neither Cenovus nor Headwater undertake any obligation to update or revise any forward-looking information except as required by law.

This forward-looking information is identified by words such as "believe", "expected", "opportunity", "will", or similar expressions and includes suggestions of future outcomes, including statements about the expected benefits of the transaction for each of Cenovus and Headwater.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and/or Headwater and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release are based include: general economic conditions; availability of required equipment and services; assumptions of future commodity prices (including premiums); Canada-U.S. exchange rate; and other assumptions identified herein.

Additional information about risks, assumptions, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by its forward-looking statements is contained under "Risk Management and Risk Factors" in Cenovus's Annual

Management's Discussion and Analysis (MD&A) or Form 40-F for the year ended December 31, 2019, in the updates in the "Risk Management and Risk Factors" section of Cenovus’s MD&A for the period ended September 30, 2020 and in Headwater's Annual Information Form for the year ended December 31, 2019 and other reports on file with Canadian securities regulatory authorities, which may be accessed through the SEDAR website (sedar.com).

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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Headwater Exploration Inc.

Headwater Exploration Inc. is a Canadian junior resource company engaged in the exploration for and development and production of petroleum and natural gas in Canada. Headwater currently has high quality oil production, reserves and lands in the prolific Clearwater play in the Marten Hills area of Alberta and natural gas production and reserves in the McCully Field near Sussex, New Brunswick. Headwater is focused on providing superior corporate level returns by focusing on sustainability, asset quality and balance sheet strength. Additional corporate information can be found in our corporate presentation on our website at headwaterexp.com.

CENOVUS CONTACTS:
Investor Relations	Media Relations
Investor Relations general line 403-766-7711	Media Relations general line 403-766-7751

HEADWATER CONTACTS:
Neil Roszell, P. Eng. Chairman and Chief Executive Officer	Jason Jaskela, P.Eng. President and Chief Operating Officer

Ali Horvath, CPA, CA Vice President, Finance and Chief Financial Officer

info@headwaterexp.com 587-391-3680